CONSENT OF QUALIFIED PERSON

TO: British Columbia Securities Commission

AND TO: Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Quebec Autorite des marches financiers
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Justice and Public Safety, Superintendent of Securities (Prince Edward Island)
Service NL - Finaancial Services Regulation Division (Newfoundland and Labrador)
Office of the Yukon Superintendent of Securities
Northwest Territories Superintendent of Securities
Government of Nunavut - Office of the Superintendent of Securities

RE: Vizsla Silver Corp. (the "Corporation")

Reference is made to the news release of the Corporation dated July 24, 2024 announcing the results from the independent preliminary economic assessment (the "PEA") on its Panuco silver-gold project located in Mexico.

The undersigned hereby consents to being named in the material change report of the Corporation dated August 21, 2024 (the "Document") as being responsible for the property description and location, mineral resource estimate and discussion of adjacent properties in the PEA.

The undersigned hereby confirms that:

1. The undersigned is a qualified person in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

2. The undersigned has read the Document and has no reason to believe that there are any misrepresentations in the information contained in the Document, or that is within the undersigned's knowledge as a result of the services performed by the undersigned in connection with the Document.

Dated: August 21, 2024

Yours truly,

" Peter Mehrfert, P. Eng."
Peter Mehrfert, P. Eng.
Ausenco Engineering Canada ULC